UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

MUSTANG BIO, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

None

(CUSIP Number)

Fortress Biotech, Inc.

c/o Lindsay A. Rosenwald, M.D.

2 Gansevoort Street, 9th Floor

New York, New York 10014

(781) 652-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Fortress Biotech, Inc. 20-4822068

2.	Check the Appropriate Box if a Member of a Group

Not Applicable
(a) ____
(b) ____

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

CUSIP No. None

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

Number of		10,382,653[1]
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		0
Person with
	9.	Sole Dispositive Power

		9,382,653[1]

	10.	Shared Dispositive Power

		1,000,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,382,653[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

41.1% of all outstanding shares of Issuer common stock[2]

14.	Type of Reporting Person

HC

[1]	Includes 10,132,653 shares of the Issuer’s common stock (including 1,000,000 shares of Issuer’s common stock underlying Warrants described below) and 250,000 shares of the Issuer’s Class A preferred stock. The Issuer’s Class A preferred stock is identical to its common stock other than as to voting rights, conversion rights and the PIK Dividend right. Each share of the Issuer’s Class A preferred stock will be entitled to vote the number of shares that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of (A) the shares of the Issuer’s outstanding common stock and (B) the whole shares of the Issuer’s common stock into which any shares of outstanding Class A common shares and Class A preferred stock are convertible and the denominator of which is the number of shares of outstanding Class A preferred stock. Thus, the Class A preferred stock will at all times constitute a voting majority. The Reporting Person owns all outstanding shares of the Issuer’s Class A preferred stock. As holders of Class A preferred stock, the Reporting Person will receive on each March 13 (each a “PIK Dividend Payment Date”) until the date all outstanding Class A preferred stock is converted into common stock or redeemed (and the purchase price is paid in full), pro rata per share dividends paid in additional fully paid and nonassessable shares of Issuer common stock (“PIK Dividends”) such that the aggregate number of shares of common stock issued pursuant to such PIK Dividend is equal to two and one-half percent (2.5%) of the Issuer’s fully-diluted outstanding capitalization on the date that is one (1) business day prior to any PIK Dividend Payment Date. An aggregate 1,000,000 shares of Issuer common stock underlie the Common Stock Warrants dated July 15, 2015, as amended by the Amended and Restated Common Stock Warrant dated December 12, 2016, issued by the Reporting Person to Lindsay A. Rosenwald, M.D., the Reporting Person’s Chairman, President and Chief Executive Officer and Michael S. Weiss, the Reporting Person’s Executive Vice Chairman, Strategic Development, pursuant to the Fortress Biotech, Inc. Long-Term Incentive Plan (the “Warrants”). The Warrants, which have an exercise price of $0.147 per share, are exercisable until July 15, 2035. The Reporting Person must reserve from its holdings of the Issuer’s common stock the shares underlying the Warrants until the Warrants are exercised. The foregoing description of the Warrants is not complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Common Stock Warrant which is attached as Exhibit 7.01 and incorporated herein by reference. Mr. Weiss has served Chairman of the Issuer’s Board of Directors since May 2015 and as the Executive Chairman since January 2017. Dr. Rosenwald has served as a member of the Issuer’s Board of Directors since the Issuer’s conception.

[2]	Based upon 25,041,889 shares of the Issuer’s common stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017.

CUSIP No. None

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock of Mustang Bio, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 2 Gansevoort Street, 9th Floor, New York, New York 10014.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Fortress Biotech, Inc. (the “Reporting Person”) pursuant to Rule 13d-1 of Regulation D-G under the Act.

(b)	The Reporting Person’s business address is 2 Gansevoort Street, 9th Floor, New York, New York 10014.

(c)	The principal business of the Reporting Person is acquiring, developing and commercializing novel pharmaceutical and biotechnology products both within the Reporting Person and through certain of its subsidiary companies.

(d)–(e)	During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is filing this Schedule 13D as a result of the acquisition of 767,264 shares of the Issuer’s common stock on March 13, 2017 (the “2017 PIK Dividend”). The Issuer issued the 2017 PIK Dividend pursuant to the terms of the Class A preferred stock and the Founders Agreement, entered into by the Reporting Person and the Issuer on March 13, 2015, and amended and restated on May 17, 2016 and again on July 26, 2016 (the “Founders Agreement”). As holders of Class A preferred stock, the Reporting Person will receive PIK Dividends on each March 13 (see Footnote 1) such that the aggregate number of shares of common stock issued pursuant to such PIK Dividend is equal to two and one-half percent (2.5%) of the Issuer’s fully-diluted outstanding capitalization on the date that is one (1) business day prior to any PIK Dividend Payment Date. As additional consideration under the Founders Agreement, the Issuer will also pay an equity fee in shares of common stock, payable within five (5) business days of the closing of any equity or debt financing for the Issuer or any of its respective subsidiaries that occurs after the effective date of the Founders Agreement and ending on the date when the Reporting Person no longer has majority voting control in the Issuer’s voting equity, equal to two and one-half percent (2.5%) of the gross amount of any such equity or debt financing (an “Offering Equity Grant”).

In connection with the Issuer’s formation, the Reporting Person received 7,000,000 shares of the Issuer’s Class B common stock and 2,000,000 shares of the Issuer’s common stock, and received an additional 250,000 shares of the Issuer’s Class B common stock in connection with the PIK Dividend in 2016. Concurrently with the second amendment to the Founders Agreement on July 26, 2016, the Issuer and Reporting Person entered into an Exchange Agreement whereby the Reporting Person exchanged its 7.25 million shares of Class B common stock for 7.0 million shares of common stock and 250,000 Class A preferred stock. The Issuer then issued to the Reporting Person 215,019 shares of common stock during the first quarter of 2017 and 150,370 shares of common stock during 2016 as Offering Equity Grants (the “Recent Offering Equity Grants”). Except for the 2017 PIK Dividend and the Recent Offering Equity Grants, all of the shares of common stock and Class A preferred stock to which this Schedule 13D relates were acquired prior to the Issuer’s Form 10 being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2016.

The foregoing description of the Founders Agreement is qualified in its entirety by reference to the full text of the Founders Agreement which is attached as Exhibit 7.02 and incorporated herein by reference.

CUSIP No. None

Item 4.	Purpose of Transaction.

The Reporting Person obtained shares of the Issuer’s common stock on March 13, 2017 as described above. The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for 1,000,000 shares underlying the Warrants described in Footnote 1 and any additional PIK Dividends or Offering Equity Grants that may be made pursuant to the Founders Agreement and the terms of the Class A preferred stock as further described in Item 3 above; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (c) The Reporting Person is the beneficial owner of 10,382,653 shares of the Issuer’s common stock (including 250,000 shares of Class A preferred stock), representing beneficial ownership of 41.1% of all outstanding shares of the Issuer’s common stock based on 25,041,889 shares of the Issuer’s common stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2017. The Reporting Person has sole voting power over the 10,382,653 shares of the Issuer’s common stock beneficially owned. The Reporting Person has sole dispositive power over 9,382,653 shares of the common stock, and shared dispositive power over 1,000,000 shares of the Issuer’s common stock that underlie the Warrants. See Footnote 1 for a description of the Warrants.

(d)       Except with respect to the Warrants described in Footnote 1, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of common stock owned by the Reporting Person.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Founders Agreement in Item 3 and the Warrants in Footnote 1 above.

CUSIP No. None

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7.01	Form of Amended and Restated Common Stock Warrant issued by Reporting Person to Dr. Rosenwald and Mr. Weiss for Issuer common stock.

Exhibit 7.02	Second Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Mustang Bio, Inc., dated July 26, 2016 (incorporated by reference to Exhibit 10.1 to the Form 10-12G filed by the Issuer with the SEC on July 28, 2016 (File No. 000-55668)).

CUSIP No. None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2017
FORTRESS BIOTECH, INC.

By:	/s/ Lindsay A. Rosenwald
Name:	Lindsay A. Rosenwald, M.D.
Title:	Chairman, President and Chief Executive Officer